Footnote continued on next page

                                          CSI Computer Specialists, Inc.
                                          904 Wind River Lane, Suite 100

                                           Gaithersburg, Maryland 20878

                                                  April 26, 2000

Dear Fellow Stockholder:

     Interactive Systems, Inc., an affiliate of the Company, (the "Purchaser") has today commenced a cash tender offer for all shares of the Company's Common Stock at a price of $1.00 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.

     At a meeting on March 24, 2000, your Board of Directors (the "Board"), by unanimous vote of all directors, based on the Company's current financial condition, its inability to obtain financing for its operations, which could result in the Company filing for bankruptcy, recent bid prices for the Company's Common Stock on the OTC Bulletin Board and the Company's current book value, (i) determined that the tender offer is in the best interests of the Company and its stockholders; and (ii) recommended acceptance of the tender offer by the Company's stockholders.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

     Enclosed for your consideration are copies of the tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                           Sincerely,

                                          /s/ William F. Pershin
                                          William F. Pershin
                                          President


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                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                              -----------------------

                                                  SCHEDULE 14D-9

                                                  (Rule 14d-101)
                                    Solicitation/Recommendation Statement Under

                         Section 14(d)(4) of the Securities Exchange Act of 1934
                                          CSI COMPUTER SPECIALISTS, INC.

                                             (Name of Subject Company)

                                              -----------------------

                                          Csi Computer Specialists, Inc.
                                         (Name of Person Filing Statement)

                                     Common Stock, Par Value $0.001 Per Share
                                         (Title of Classes of Securities)

                                                     12631103

                                       (CUSIP Number of Class of Securities)

                                              -----------------------


                                                 Robert V. Windley
                                          CSI Computer Specialists, Inc.
                                          904 Wind River Lane, Suite 100

                                           Gaithersburg, Maryland 63101
                                                  (301) 921-8860

                  (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                                           the person filing statement)

                                              -----------------------



                                                  With a copy to:

                Denise R. Brown, Esq.
                     Shaw Pittman

                 2300 N Street, N.W.
                 Washington, DC 20037

                    (202) 663-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                                        -6-

Item 1.  Subject Company Information

(a)      Name And Address

     The name of the subject company is CSI Computer Specialists, Inc., a Delaware corporation ("CSI" or the "Company"). The address of the principal executive offices of CSI is 904 Wind River Lane, Suite 100, Gaithersburg, Maryland 20878, and its telephone number is (301) 921-8860.

(b)      Securities

     The title of the class of equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates is the Common Stock, par value $0.001 per share (the "Common Shares"), of CSI. As of April 24, 2000, there were 3,715,888 Common Shares issued and outstanding.

Item 2.   Identity And Background Of Filing Person

(a)      Name And Address

     The name, business address and business telephone number of CSI, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

(b)      Tender Offer

     This Statement relates to the tender offer by Interactive Systems, Inc., a Virginia corporation (the "Purchaser" or "ISI"), to purchase all outstanding Common Shares of CSI at a purchase price of $1.00 per Common Share, net to the seller in cash (less any required withholding taxes), without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. Mr. Donald C. Weymer, the Purchaser's founder, Chief Executive Officer, President, a Director and 98% shareholder, already owns approximately 32% of the outstanding Common Shares. The Offer is described in a Tender Offer Statement on Schedule TO, dated April 26, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on April 26, 2000.

     The Schedule TO states that the principal executive offices of the Purchaser are located at 1777 North Kent Street, Arlington, Virginia 22209.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

     Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between CSI and either (i) CSI's executive officers, directors or affiliates or (ii) the Purchaser or any of their respective executive officers, directors or affiliates.

(a)      Certain Arrangements Between CSI and the Purchaser

     The  information  set  forth in the  "INTRODUCTION,"  "SPECIAL  FACTORS  --
Background of the Tender Offer," "SPECIAL FACTORS -- Purpose and Plans," "SPECIAL FACTORS -- Interests of Certain Persons," "THE TENDER OFFER -- Information Concerning ISI," and "THE TENDER OFFER - Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b)       Interests of Certain Persons in the Offer

     In considering the recommendations of the CSI Board (as defined and described below) with respect to the Offer, stockholders should be aware that certain officers and directors of the Purchaser and CSI have interests in the Offer which are described below and which may present them with certain potential conflicts of interest.

     The Purchaser's Affiliation with CSI. Mr. Donald C. Weymer owns approximately 98% of the Purchaser's equity securities and is the Purchaser's founder, Chief Executive Officer, President and a Director. In addition, Mr. Weymer owns 1,195,000 of the Common Shares, representing approximately 32% of the outstanding Common Shares, and serves as the Company's Chairman of the Board of Directors, Chief Executive Officer and Secretary. The Purchaser does not own any of the Common Shares directly.

Mr. Robert V. Windley, the Purchaser's Executive Vice President and a Director, also serves as the Company's Acting Chief Financial Officer. Mr. Windley has an exercisable option to purchase 100,000 Common Shares.

In addition, Ms. Lynn M. Weymer, the Purchaser's Secretary and a Director, is the daughter of Mr. Donald C. Weymer. Ms. Weymer beneficially owns 65,000 Common Shares.

     Stock and Option Ownership of CSI and ISI Directors and Executive Officers. The information set forth in "SPECIAL FACTORS -- Interests of Certain Persons -- Beneficial Ownership of Shares" of the Offer to Purchase is incorporated herein by reference.

     The CSI Board (as defined below) was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Reasons for the Recommendation."

Item 4.  The Solicitation or Recommendation

(a)      Recommendation

     Recommendation of the CSI Board of Directors. At a meeting held on March 24, 2000, the Board of Directors of CSI (the "CSI Board"), by unanimous vote, based on the Company's current financial condition, its inability to obtain financing, which could result in the Company filing for bankruptcy, recent bid prices for the Common Shares on the OTC Bulletin Board (the "OTCBB") and the Company's current book value, (i) determined that the Offer is in the best interests of CSI and its stockholders; and (ii) recommended acceptance of the Offer by CSI stockholders. Accordingly, the csi Board recommends that the stockholders of CSI accept the offer and tender their shares pursuant to the offer.

     A letter to the stockholders of CSI, a letter to brokers, dealers, commercial banks, trust companies, and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies, and other nominees communicating the CSI Board's recommendation, and a press release announcing the Offer, are filed herewith as Exhibits (a)(4), (a)(5), (a)(6), and
(a)(7), respectively, and are incorporated herein by reference.

(b)      Reasons for the Recommendation

     Background of the Offer. The Company commenced operations in 1994 and has operated at a loss every year since 1996. In 1997, in an effort to rebound from its 1996 losses, the Company began to implement a strategy of growth and acquisition that the CSI Board anticipated would expand the Company's technological expertise and customer base. As part of this strategy, the Company acquired three computer services companies, Cintronix, Inc. ("Cintronix"), Advanced Network Systems and Phoenix Service, Inc. ("Phoenix Service") in 1997. The Company's management had hoped that the acquisitions of Cintronix and Advanced Network Systems would further the Company's goal of developing regional clusters of sales and service representatives to improve customer service and to gain greater market penetration. The expected integration of these two acquisitions and the projected increase in marketing and decrease in costs due to economies of scale failed to occur during 1998. Only the Phoenix Service acquisition provided significant expansion in growing the Company's customer base profitably. As a result of the poor performance of the two acquisitions, in 1998 the Company took a one-time charge of approximately $1.7 million to write down the carrying value of the acquired companies due to the impairment of the related assets, primarily goodwill.

     On May 19, 1998, the Company was notified by the Nasdaq Stock Market that the Common Shares, which were traded on the SmallCap Market, had failed to maintain a closing bid price greater than or equal to $1.00 per Common Share. Although the Company was granted a temporary exception to the minimum bid price requirement, the requirement was still not met by the end of the exception period, August 18, 1998. The Common Shares were delisted from the SmallCap Market on August 24, 1998.

     In an effort to provide liquidity for CSI's shareholders during this period of financial downturn, in June 1998 the Company contacted Ferris, Baker, Watts, Incorporated ("Ferris Baker") regarding a potential merger of the Company or sale of all or part of the Common Shares. On June 23, 1998, after negotiations, the Company retained Ferris Baker as its financial advisor to seek out prospective purchasers and to assist the Company in the negotiation of any proposed transactions.

     Over the course of the ensuing 12 months, Ferris Baker contacted 25 prospective buyers in the computer hardware industry, including Decision One, Anacomp, STK, Amdahl and Unisys. While many of the prospective candidates that were approached responded favorably upon initial contact, none of the negotiations materialized into an offer for the Common Shares or the Company's assets.

     After the termination of the contract with Ferris Baker, the Company made further attempts from July 1999 to February 2000 to pursue transactions that would provide its shareholders with liquidity. Discussions and negotiations were held with Span Optics, COSI Computer Outsourcing, Anacomp, El Camino, Strategia and VariLease, none of which materialized into an offer for the Common Shares or the Company's assets.

     Since December 1998, the Company has had difficulty obtaining financing to meet its short-term working capital requirements and has had to rely on funding from affiliates. The Company was able to obtain a credit facility, which includes a revolving line of credit, with Crestar Bank in 1997 to fund its operations. The credit facility expired in October 1998 and continued under a forbearance agreement until May 1999, so that Crestar Bank could reevaluate the Company's financial operations. Crestar Bank decided not to extend the credit facility for another year. However, Crestar Bank extended the credit line while the Company attempted to obtain alternative financing. The Company attempted without success to establish a new line of credit with several lenders, including IBM Credit Corporation, FINOVA Distribution, FINOVA Special Credit Division and Sandy Spring National Bank ("Sandy Spring"). In October 1999, Crestar Bank reduced the credit line from $2,000,000 to $1,750,000. On March 6, 2000, Crestar Bank notified the Company of its intention to terminate the revolving credit line by reducing the line from $1,750,000 to $1,500,000 on March 17, 2000, and $100,000 per week thereafter until the credit line reaches zero. The Company cannot continue to operate under this financing arrangement and could face bankruptcy if it is unable to secure alternative financing for its operations and the repayment of the credit facility. The credit line is secured by substantially all of the Company's assets. At April 24, 2000, there was $1,500,000 outstanding under the credit line.

In response to the reduction of available funds under the Crestar Bank credit facility, during fiscal years 1999 and 2000, the Purchaser advanced approximately $375,000 and $595,000, respectively, to the Company to cover operating expenses. The Purchaser provided the funding to the Company at an interest rate of prime plus 1% per annum, with principal repayable on the Purchaser's demand. Mr. Donald C. Weymer owns approximately 98% of the Purchaser's equity securities. Mr. Weymer is the Purchaser's founder, Chief Executive Officer, President and a Director. In addition, Mr. Weymer owns approximately 32% of the Common Shares. Mr. Weymer is the Company's Chairman of the Board of Directors, Chief Executive Officer and Secretary.

     In November 1999, the Purchaser began discussions with the Company to assist it in working out the Crestar Bank credit facility. On March 30, 2000, the Purchaser entered into an amended and restated loan and security agreement with its lender, Sandy Spring, to increase the Purchaser's existing line of credit, provided, among other things, that the Purchaser use a portion of the funds available to repay the amounts due under the Company's credit facility with Crestar Bank. The increased line of credit is secured by the Purchaser's assets and those of the Purchaser's subsidiary, National Conversion Systems, Inc. It is also personally guaranteed by Mr. Weymer. The Purchaser has advised us that it intends to repay the amounts owed by the Company under the Crestar Bank credit facility upon the acceptance for payment of all Common Shares validly tendered pursuant to the Offer.

     In addition to the Offer the Purchaser is making, the Purchaser proposed to the Company two other acquisition alternatives: a "two-step" tender offer, which is a tender offer followed by a merger, or a merger. On March 24, 2000, the CSI Board unanimously agreed that a tender offer would be in the best interests of the Company and its shareholders because (i) it would not be as costly and protracted as the other two transactions proposed by the Purchaser, (ii) it would enable the Company to pay off the Crestar Bank credit facility, thereby avoiding a sale of the Company's assets by Crestar Bank to cover the Company's indebtedness under that credit facility, and (iii) it would provide liquidity to those Company stockholders who want it at a time when the Company is experiencing financial difficulty. The CSI Board also supports the Offer because CSI's accountants, Goldstein GolubKessler, LLP, recently issued a "going concern opinion" in connection with their report on the CSI's 1999 financial statements. Such an opinion was also issued with respect to the CSI's 1998 financial statements.

     Other factors considered by the CSI Board in its decision include (i) that, as of February 29, 2000, the book value of the Company was $1,791,755, or $0.48 per Common Share; (ii) that the liquidation value of the Company, which was negative, was estimated at $(1.00) per Common Share on February 29, 2000; (iii) that market prices of the Common Shares for the three months prior to the CSI Board meeting ranged between $0.81 and $0.87 per Common Share; and (iv) that Common Shares traded on 27 out of the 60 trading days prior to the CSI Board meeting; and during such period, the total number of Common Shares traded amounted to less than one-half of 1% of the total outstanding Common Shares.

     The members of the CSI Board evaluated the Offer in light of their knowledge of the business, financial condition and prospects of CSI and after their receipt of the advice of their legal advisors. In light of the number and variety of factors that the CSI Board considered in connection with their evaluations of the Offer, the CSI Board did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, the CSI Board did not do so.

(c)      Intent to Tender

     To the best knowledge of CSI, after making reasonable inquiry, except for Mr. Donald C. Weymer, who controls the Purchaser, all of CSI's executive officers, directors or other affiliates currently intend to tender pursuant to the Offer all Common Shares held of record or beneficially owned by them as of the date hereof.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

     Neither CSI nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of CSI on its behalf with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company.

     No transactions in the Common Shares during the past 60 days have been effected by CSI or, to the best of CSI's knowledge, by any executive officer, director, affiliate, or subsidiary of CSI.

Item 7.  Purposes of the Transaction and Plans or Proposals

     Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by CSI which relates to or would result in (i) a tender offer or other acquisition of the Common Shares by CSI, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving CSI or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by CSI or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of CSI.

     Except  as  described  or  referred  to in  this  Statement,  there  are no transactions, CSI Board resolutions, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information

     The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

Item 9.  Exhibits

Exhibit No.                         Description

(a)(1)                     Offer to Purchase, dated April 26, 2000. *+

(a)(2)                     Form of Letter of Transmittal. *+

(a)(3)                     Form of Notice of Guaranteed Delivery. *+

(a)(4) Letter from the President to CSI's Stockholders, dated April 26, 2000.+

(a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(6) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees to Clients.*

(a)(7) Text of press release jointly issued by ISI and the Company, dated April 26, 2000.*

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+

(e)(1) Items 9, 11 and 12 of the Form 10-K of CSI for the year ended December 31, 1999 (incorporated by reference to the Form 10-K of CSI, filed on March 29, 2000 (File No.

                           0-26464)).


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                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                  CSI COMPUTER SPECIALISTS, INC.

                                               By:     /s/ William F. Pershin
                                               Name:  William F. Pershin
                                              Title:  President

Dated:  April 26, 2000


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